Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-147651 on Form S-4 of our report dated February 21, 2008, relating to the consolidated and combined financial statements of Discover Financial Services (“the Company”), appearing in the Prospectus, which is a part of such Registration Statement (which report expresses an unqualified opinion on the consolidated and combined financial statements and includes an explanatory paragraph referring to the Company’s adoption of the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans, on November 30, 2007) and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 21, 2008